August 18, 2006

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Dear Mr. Rosenberg:

Lincare Holdings Inc. (“Lincare” or the “Company”) is in receipt of your letter dated July 20, 2006, regarding the review by the staff of the Securities and Exchange Commission (“SEC”) of the Company’s Annual Report on Form 10-K for the year ended December 31, 2005. Lincare appreciates the staff’s assistance in complying with the applicable disclosure requirements to enhance the disclosure of financial information in the Company’s filings.

As requested by the SEC, the Company’s responses are presented in a disclosure-type format. If it is determined that some or all of the suggested disclosures are preferable to present disclosures, the Company proposes doing so on a prospective basis beginning with the Company’s Form 10-K for the year ended December 31, 2006. For your convenience, each of the SEC’s comments is set out immediately preceding the corresponding response. Please note that where the context requires, the term “Company” refers to Lincare Holdings Inc. and its consolidated subsidiaries.

The Company provides the following responses to the items contained in the staff’s letter to Lincare:

Form 10-K for the Year Ended December 31, 2005

Management’s Discussion and Analysis (“MD&A”) of Financial Condition and Results of Operations

Critical Accounting Policies, page 19

1.	We believe your disclosures regarding revenue recognition and accounts receivable could be improved. Please provide us the following information in a disclosure-type format:

a.) For each period presented, quantify and discuss the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example for 2005, this amount would represent the amount of the difference between estimates of contractual allowances for services provided in 2004 and the amount of the new estimate or settlement amount that was recorded during 2005.

Company Response:

The Company maintains payor-specific price tables in its billing system that reflect the fee schedule amounts statutorily in effect or contractually agreed upon by various government and commercial payors for each item of equipment or supply provided to a customer. Due to the nature of the health care industry and the reimbursement environment in which Lincare operates, situations can occur where expected payment amounts are not established by fee schedules or contracted rates, and estimates are required to record revenues and accounts receivable at their net realizable values. Inherent in these estimates is the risk that revenues and accounts receivable will have to be revised or updated as additional information becomes available.

Contractual adjustments to revenues and accounts receivable can result from price differences between allowed charges and amounts initially recognized as revenue due to incorrect price tables or subsequently negotiated payment rates. These differences are typically identified and ultimately recorded at the point of cash application or account review. Historically, such contractual adjustments have not been significant. In the twelve months ended December 31, 2005, the difference between estimates of contractual allowances for services provided in 2004 and prior years and the settlement amounts that were recorded during 2005 contributed to an increase in revenues in 2005 of approximately $3.1 million (on a revenue base of over $1.2 billion). In the twelve months ended December 31, 2004, the difference between estimates of contractual allowances for services provided in 2003 and prior years and the settlement amounts that were recorded during 2004 contributed to an increase in revenues in 2004 of approximately $0.6 million (on a revenue base of over $1.2 billion).

b.) Quantify and discuss the reasonably possible effects that a change in estimate of unsettled amounts from third party payors as of the latest balance sheet date could have on financial position and operations.

Company Response:

The Company’s payor mix is highly concentrated among Medicare, Medicaid and other government third-party payors and contracted private insurance or commercial payors. Government payment rates are determined according to published fee schedules established pursuant to statute, law or other regulatory processes and commercial payment rates are based on contractual line item pricing as reflected in the respective contracts. Fee schedule updates have historically occurred on a prospective basis and have been made available to the Company in advance of the effective date of a change in reimbursement rates. The Company’s proprietary billing system has features that allow the Company to timely update payor price tables within the system as changes occur in order to accurately record revenues and accounts receivable at their expected realizable values. Additional systems and manual controls and processes are used by management to evaluate the accuracy of these recorded amounts. Based on the Company’s experience it is unlikely that a change in estimate of unsettled amounts from third party payors would have a material adverse impact on its financial position or results of operations.

c.) In a comparative tabular format, list the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management’s own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days, etc.) or some other reasonable presentation.

Company Response:

Please note, Lincare proposes providing this disclosure in Item 7 (MD&A) under the caption “Liquidity and Capital Resources.”

Accounts receivable balance concentrations by major payor category as of December 31, 2005 and 2004 were as follows:

Percentage of Accounts Receivable Outstanding:	2005	2004
Medicare	42.1%	42.8%
Medicaid/Other Government	12.8%	13.6%
Private Insurance	35.9%	34.2%
Self-Pay	9.2%	9.4%

Total	100.0%	100.0%

Aged accounts receivable balances by major payor category as of December 31, 2005 and 2004 were as follows:

	2005
Percentage of Accounts Aged In Days:	0-60	61-120	Over120
Medicare	86.6%	9.5%	3.9%
Medicaid/Other Government	64.5%	16.6%	18.9%
Private Insurance	62.9%	13.9%	23.2%
Self-Pay	47.0%	21.8%	31.2%
All Payors	71.6%	13.2%	15.2%

	2004
Percentage of Accounts Aged In Days:	0-60	61-120	Over120
Medicare	86.9%	6.9%	6.2%
Medicaid/Other Government	60.9%	17.5%	21.6%
Private Insurance	65.7%	13.8%	20.5%
Self-Pay	44.4%	20.9%	34.7%
All Payors	72.2%	12.0%	15.8%

d.) If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), please quantify the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, discuss why this classification is appropriate, and quantify the historical percentage of amounts that get reclassified into self-pay.

Company Response:

The Company does not have experience with what would traditionally be called “Medicaid Pending” accounts or other similar issues with third-party payors. It is our understanding that this term is more relevant to a health care setting such as a hospital where an uninsured patient may arrive on site and treatment is required to be administered by law. As a home care provider, Lincare does not maintain “walk-in” or other facility-based care sites and the Company is not required to accept a customer referral. It is our policy to verify insurance benefits to determine the responsible party and, if coverage is not in effect, to bill the customer directly. An uninsured customer is classified and billed as self-pay unless and until insurance coverage is determined to be in effect at the time services are rendered.

Liquidity and Capital Resources, page 23

2.	Please provide us the following information in a disclosure-type format:

a.) The steps you take in collecting accounts receivable.

Company Response:

The Company operates 35 regional billing and collection offices (“RBCOs”) that are responsible for the billing and collection of accounts receivable. The RBCOs are aligned geographically to support the accounts receivable activity of the operating centers within their assigned territories. As of December 31, 2005, there were 1,218 full-time employees in the RBCOs. Accounts receivable collections are performed by designated collectors within each of the RBCOs. The collectors use various reporting tools available within the Company’s proprietary billing system to identify claims that have been denied or partially paid by the responsible party and claims that have not been processed by the third-party payor in a timely manner. Collections of accounts receivable are typically pursued using direct phone contact to determine the reason for non-payment and, if necessary, corrected claims are prepared for resubmission and further follow-up with the responsible party. In some cases, third-party payors have developed electronic inquiry methods that the Company can access to determine the status of individual claims. The Company has benefited from the increasing availability of electronic funds transfers from payors, which now account for approximately 68% of all payments received. The

Company believes that its collection procedures contribute to its accounts receivable days sales outstanding (“DSO”) and bad debt expense being among the lowest in its industry, according to published industry data and the public filings of some of its competitors.

b.) Your policy with respect to determining when a receivable is recorded as a bad debt and ultimately written off.

Company Response:

The ultimate collection of accounts receivable may not be known for several months. We record bad debt expense based on a percentage of revenue using historical Company-specific data. The percentage and amounts used to record bad debt expense and the allowance for doubtful accounts are supported by various methods and analyses including current and historical cash collections, bad debt write-offs, aged accounts receivable and consideration of any payor-specific concerns. The ultimate write-off of an accounts receivable occurs once collection procedures are determined to have been exhausted by the collector and after appropriate review of the specific account and approval by supervisory and/or management employees within the RBCOs. Management and RBCO supervisory and management employees also review accounts receivable write-off reports, correspondence from payors and individual account information to evaluate and correct processes that might have contributed to an unsuccessful collection effort.

c.) The threshold (amount and age) for account balance write-offs.

Company Response:

The Company does not use an aging threshold for account receivable write-offs. However, the age of an account balance may provide an indication that collection procedures have been exhausted, and would be considered in the review and approval of an account balance write-off.

Consolidated Financial Statements

Consolidated Statements of Operations, F-3

3.	Please explain to us in disclosure-type format the nature and amounts of items included in the caption “Operating Expenses” for each period presented. Include in your discussion your rationale for classifying these items as operating expenses rather than cost of goods and services.

Company Response:

The Company’s presentation in its consolidated statements of operations lists net revenues and “costs and expenses,” including (i.) cost of goods and services, (ii.) operating expenses, (iii.) selling, general and administrative expenses, (iv.) bad debt expense, (v.) depreciation expense and (vi.) amortization expense, from which it derives the subtotal “Operating income.”

Revenue is earned and payment is made to the Company on the basis of the provision of equipment and related supplies to its customers. Payment for equipment is made in fixed, monthly increments for as long as the customer is using the equipment and medical necessity continues as prescribed by the physician. Depending on the payor source, payment for all necessary supplies and accessories may be included in the payment amount established for the particular item of medical equipment delivered or reimbursed separately. The Company’s technicians and clinical representatives make periodic visits to customers on a regular or as-needed basis. However, the amount of payment earned from third-party payors is unrelated to the frequency and nature of visits or other customer services that may be provided at the Company’s discretion. Payment is made solely for the provision of covered equipment in good working order and for related supplies and accessories with no requirement for ongoing services.

The Company manages over 900 operating centers from which customers are provided equipment, supplies and services. An operating center averages approximately seven to eight employees and is typically comprised of a center manager, two customer service representatives (referred to as “CSR’s” - telephone intake, scheduling, documentation), two or three service representatives (referred to as “Service Reps” - delivery, maintenance and retrieval of equipment and delivery of disposables), a respiratory therapist (non-reimbursable and discretionary clinical follow-up with the customer and communication to the prescribing physician) and a sales representative (sales calls to local physicians and other referral sources). Operating centers receive administrative and financial support from a network of area and regional middle-management staff and regional billing and collections offices and pharmacy support from our regional mail-order pharmacies.

Operating Expenses include the costs incurred at the Company’s operating centers for service personnel (branch manager, CSR’s and Service Reps), facilities (rent, utilities, communications, property taxes, etc.), vehicles (vehicle leases, gasoline, repair and maintenance), and general business supplies and miscellaneous expenses. The Company believes that these expenses, incurred at the local centers, are better described as operating expenses due to the nature of these expenses in consideration of the reimbursement structure described above. Operating Expenses in 2005, 2004 and 2003 within these major categories were as follows:

Operating Expenses ($MM):	2005	2004	2003
Salary and related	$185.2	$167.4	$161.4
Facilities	$50.7	$46.0	$44.3
Vehicles	$35.0	$29.3	$25.9
General Supplies/Miscellaneous	$24.5	$21.7	$21.7

Total	$295.4	$264.4	$253.3

Sales representatives and respiratory therapists are charged to selling expense and included on the consolidated statements of operations as Selling, General and Administrative Expenses. Costs associated with the operations of the Company’s mail-order pharmacies are charged to cost of goods and services as described in Note (1)(o) Cost of Goods and Services to the consolidated financial statements. These pharmacy activities are reimbursed by Medicare and other third-party payors in the form of a dispensing fee that is billed along with the drug shipped to the beneficiary. Other items charged to cost of goods and services include purchased consumable and/or disposable products provided to customers, such as medical supplies and accessories, medical gases, pharmaceutical products and lower-cost items of routinely purchased DME.

The Company believes that this presentation provides the reader of the financial statements with the optimal understanding of the nature of the costs and expenses necessary to operate its business. Additionally, the presentation of costs and expenses and the line items included within each category are aligned with management’s approach to evaluating the Company’s operating performance and managing the business.

4.	Please explain to us why you exclude depreciation of equipment used in the delivery of services from cost of goods and services. It would appear that this expense is applicable to sales and revenue as defined in Item 5-03(b)2 of Regulation S-X.

Company Response:

As contained in Note (1)(o), Cost of Goods and Services, the Company discloses that “Costs of goods and services includes the cost of equipment (excluding depreciation), drugs and supplies sold to patients and certain operating costs related to the Company’s respiratory pharmacy operations.” The Company believes that the reader of the financial statements derives a clearer picture of the cost of capital items incurred by the Company in the conduct of its business by combining all depreciation expense into a single, separate line item within costs and expenses on the consolidated statement of operations. The Company has observed that some of its competitors separately disclose on the face of the profit and loss statement depreciation of patient service equipment as a cost of net revenues and combine other depreciation expense into selling, general and administrative expenses. With this approach, the reader is generally forced to look to the statement of cash flows to determine the full amount of depreciation expense, which is often combined with amortization expense on the statement of cash flows.

The Company proposes that it would add additional disclosure, on a prospective basis, of the components of depreciation expense in a tabular format in the notes to its consolidated financial statements. Similarly, in its quarterly report on Form 10-Q for the period ended June 30, 2006, the Company added the following language to its MD&A (Operating Results) disclosures:

“Included in depreciation expense in the three and six months ended June 30, 2006 is depreciation of patient service equipment of $17.0 million and $33.2 million, respectively, and depreciation of other property and equipment of $7.7 million and $16.0 million, respectively. Included in depreciation expense in the three and six months ended June 30, 2005 is depreciation of patient service equipment of $16.3 million and $31.8 million, respectively, and depreciation of other property and equipment of $6.5 million and $13.1 million, respectively. The growth in depreciation expense in the 2006 periods compared with the 2005 periods is attributed primarily to increased purchases of medical equipment necessary to support the growth in the Company’s customer base during 2006.”

As indicated in our responses to comments 3 and 4, the Company believes that its presentation of costs and expenses on the consolidated statements of operations provides the reader of the financial statements with the optimal understanding of the nature of the costs and expenses necessary to operate its business. Additionally, the presentation of costs and expenses and the line items included within each category are aligned with management’s approach to evaluating the Company’s operating performance and managing the business. Specifically, the Company views its principal cost and expenses as costs of purchased items (supplies, accessories, gases, drugs and related pharmacy dispensing costs, i.e. “cost of goods and services”), expenses incurred in operating its local centers (i.e. “operating expenses”) and supporting the sales activities and administration of those centers (i.e. “selling, general and administrative expenses”), bad debt expense, and the cost of capital equipment necessary to support the customer base of the centers and the business in general.

General

Please contact Paul Gabos, Chief Financial Officer, if you have any questions or need further information regarding the Company’s response to the SEC’s comment letter. Lincare appreciates the staff’s review of its financial statement disclosures and thanks you for the opportunity to respond to your comments.

Sincerely,

/s/ Paul G. Gabos
Paul G. Gabos Chief Financial Officer